UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CONSTELLATION BRANDS, INC.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

Class A    21036P 10 8

Class B    21036P 20 7

(CUSIP Numbers)

Roger W. Byrd, Esq.

Nixon Peabody LLP

1100 Clinton Square

Rochester, New York 14604

(585) 263-1687

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons Richard Sands
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 3,994,840 Class B Shares 7,258,232
8 Shared Voting Power Class A Shares 2,072,654 Class B Shares 8,160,144
9 Sole Dispositive Power Class A Shares 3,951,115 Class B Shares 1,958,232
10 Shared Dispositive Power Class A Shares 2,072,654 Class B Shares 8,160,144

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 6,067,494 (21,485,870 if Class B Shares were converted) Class B Shares 15,418,376
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 3.1% (10.1% if Class B Shares were converted) Class B Shares 64.9%
14	Type of Reporting Person IN

Page 3 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons Robert Sands
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 4,031,630 Class B Shares 7,252,592
8 Shared Voting Power Class A Shares 2,072,654 Class B Shares 8,160,144
9 Sole Dispositive Power Class A Shares 3,989,180 Class B Shares 1,952,592
10 Shared Dispositive Power Class A Shares 2,072,654 Class B Shares 8,160,144

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 6,104,284 (21,517,020 if Class B Shares were converted) Class B Shares 15,412,736
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 3.1% (10.2% if Class B Shares were converted) Class B Shares 64.9%
14	Type of Reporting Person IN

Page 4 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons CWC Partnership-I
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 472,376 Class B Shares 6,099,080
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 472,376 Class B Shares 6,099,080

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 472,376 (6,571,456 if Class B Shares were converted) Class B Shares 6,099,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.2% (3.3% if Class B Shares were converted) Class B Shares 25.7%
14	Type of Reporting Person PN

Page 5 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons Trust for the benefit of Andrew Stern, M.D. under Article “FIFTH (D)” of the Will of Laurie Sands
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 1,920,188 Class B Shares 6,662,712
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 1,920,188 Class B Shares 6,662,712

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 1,920,188 (8,582,900 if Class B Shares were converted) Class B Shares 6,662,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 1.0% (4.3% if Class B Shares were converted) Class B Shares 28.1%
14	Type of Reporting Person OO

Page 6 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons Abigail Bennett
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 3,550 Class B Shares 0
8 Shared Voting Power Class A Shares 0 Class B Shares 0
9 Sole Dispositive Power Class A Shares 3,550 Class B Shares 10,600,000
10 Shared Dispositive Power Class A Shares 0 Class B Shares 0

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 3,550 (10,603,550 if Class B Shares were converted) Class B Shares 10,600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.0% (5.2% if Class B Shares were converted) Class B Shares 44.6%
14	Type of Reporting Person IN

Page 7 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons RES Business Holdings LP
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 0 Class B Shares 5,300,000
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 0 Class B Shares 5,300,000

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 0 (5,300,000 if Class B Shares were converted) Class B Shares 5,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.0% (2.6% if Class B Shares were converted) Class B Shares 22.3%
14	Type of Reporting Person PN

Page 8 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons RES Business Management LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 0 Class B Shares 5,300,000
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 0 Class B Shares 5,300,000

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 0 (5,300,000 if Class B Shares were converted) Class B Shares 5,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.0% (2.6% if Class B Shares were converted) Class B Shares 22.3%
14	Type of Reporting Person OO

Page 9 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons RSS Business Holdings LP
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 0 Class B Shares 5,300,000
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 0 Class B Shares 5,300,000

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 0 (5,300,000 if Class B Shares were converted) Class B Shares 5,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.0% (2.6% if Class B Shares were converted) Class B Shares 22.3%
14	Type of Reporting Person PN

Page 10 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons RSS Business Management LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 0 Class B Shares 5,300,000
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 0 Class B Shares 5,300,000

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 0 (5,300,000 if Class B Shares were converted) Class B Shares 5,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.0% (2.6% if Class B Shares were converted) Class B Shares 22.3%
14	Type of Reporting Person OO

Page 11 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons The Stockholders Group described in Item 2
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 10,099,124 Class B Shares 22,670,968
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 10,012,949 Class B Shares 12,070,968

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 10,099,124 (32,770,092 if Class B Shares were converted) Class B Shares 22,670,968
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 5.1% (14.8% if Class B Shares were converted) Class B Shares 95.5%
14	Type of Reporting Person OO

Page 12 of 23 Pages

CUSIP NO.	Class A 21036P 10 8
Class B 21036P 20 7

1	Names of Reporting Persons CWC Partnership-II
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power Class A Shares 0 Class B Shares 0
8 Shared Voting Power Class A Shares 1,447,812 Class B Shares 563,632
9 Sole Dispositive Power Class A Shares 0 Class B Shares 0
10 Shared Dispositive Power Class A Shares 1,447,812 Class B Shares 563,632

11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 1,447,812 (2,011,444 if Class B Shares were converted) Class B Shares 563,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.7% (1.0% if Class B Shares were converted) Class B Shares 2.4%
14	Type of Reporting Person PN

Page 13 of 23 Pages

Item 1.	Security and Issuer.

The classes of equity securities to which this Amendment No. 3 to Schedule 13D (this “Amendment”) relates are the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Stock”), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450 (the “Company”). Effective February 21, 2009, the Company’s principal offices will be located at 207 High Point Drive, Building 100, Victor, New York 14564.

Item 2.	Identity and Background.

This Amendment is being filed by Richard Sands, Robert Sands, CWC Partnership-I, a New York general partnership (“CWCP-I”), a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), Abigail Bennett, RES Business Holdings LP, a Delaware limited partnership (“RES Holdings”), RES Business Management LLC, a Delaware limited liability company (“RES Management”), RSS Business Holdings LP, a Delaware limited partnership (“RSS Holdings”), RSS Business Management LLC, a Delaware limited partnership (“RSS Management”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (collectively, the “Reporting Persons”). The stockholders group (the “Group”) is comprised of Richard Sands, Robert Sands, CWCP-I, and CWC Partnership-II, a New York general partnership (“CWCP-II”).

This Amendment amends the amended and restated Schedule 13D filed in October, 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, the Marital Trust, a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and the Group (the “Schedule 13D”), as the Schedule 13D was amended by the Schedule 13D Amendment No. 2 filed in July, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust (the “Second Amendment”). Laurie Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust are not reporting as part of this Amendment because no changes have occurred with respect to their holdings, and Marilyn Sands, the Grandchildren’s Trust, and Richard Sands’ Children’s Trust are not reporting as part of this Amendment because they are no longer subject to reporting obligations because they do not beneficially own more than five percent of any class of the Company’s equity securities.

Certain information with respect to the Reporting Persons and Group Members is set forth below:

1.	Richard Sands
	a.	Principal Occupation:	Chairman of the Board of the Company
	b.	Citizenship:	United States

2.	Robert Sands
	a.	Principal Occupation:	President and Chief Executive Officer of the Company
	b.	Citizenship:	United States

Page 14 of 23 Pages

3.	CWC Partnership-I
	a.	State of Organization:	New York (a general partnership)
	b.	Principal Business:	Investing

4.	Trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands
	a.	State of Organization:	New York
	b.	Principal Business:	Administration of Trust Assets

5.	Abigail Bennett
	a.	Principal Occupation:	Director, Corporate Development at the Company
	b.	Citizenship:	United States

6.	RES Business Holdings LP
	a.	State of Organization:	Delaware
	b.	Principal Business:	Investing

7.	RES Business Management LLC
	a.	State of Organization:	Delaware
	b.	Principal Business:	Investing

8.	RSS Business Holdings LP
	a.	State of Organization:	Delaware
	b.	Principal Business:	Investing

9.	RSS Business Management LLC
	a.	State of Organization:	Delaware
	b.	Principal Business:	Investing

10.	The Group
	a.	State of Organization:	Not Applicable
	b.	Principal Business:	Investing

11.	CWC Partnership-II
	a.	State of Organization:	New York (a general partnership)
	b.	Principal Business:	Investing

The principal office address or business address of each of the Reporting Persons and Group Members is 207 High Point Drive, Building 100, Victor, New York 14564. None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 15 of 23 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Current Transactions. On February 5, 2009, Richard Sands contributed 5,300,000 shares of Class B Stock to RES Holdings. RES Management is the sole general partner of RES Holdings, holding a .01% general partnership interest, and Richard Sands is the sole limited partner of RES Holdings, holding a 99.99% limited partnership interest. Richard Sands is the sole member of RES Management, and Abigail Bennett is the sole manager of RES Management. RES Management is managed by the manager; provided, however, Richard Sands has reserved the right to direct the manner in which RES Management causes RES Holdings to vote shares of Class B Stock whether or not he continues to be a member of RES Management.

Also on February 5, 2009, Robert Sands contributed 5,300,000 shares of Class B Stock to RSS Holdings. RSS Management is the sole general partner of RSS Holdings, holding a .01% general partnership interest, and Robert Sands is the sole limited partner of RSS Holdings, holding a 99.99% limited partnership interest. Robert Sands is the sole member of RSS Management, and Abigail Bennett is the sole manager of RSS Management. RSS Management is managed by the manager; provided, however, Robert Sands has reserved the right to direct the manner in which RSS Management causes RSS Holdings to vote shares of Class B Stock whether or not he continues to be a member of RSS Management.

Intervening Transactions. Between the date of the Second Amendment and the transactions described above, the transactions described below occurred and affected the beneficial ownership of certain of the Reporting Persons or Group Members (collectively, the “Covered Persons”):

•

On November 18, 2007, 4,300,008 shares of Class A Stock held by Marilyn Sands as the beneficiary of a life estate described in the Schedule 13D (the “Life Estate”) automatically vested in the holders of the remainder interests in the Life Estate in accordance with the terms of the Life Estate. As a result of such vesting, the following shares of Class A Stock were transferred to the following Covered Persons:

Covered Person	Number of Shares
Richard Sands	1,433,336
Robert Sands	1,418,860
CWCP-II	1,447,812

•

In June 2007, Robert Sands’ spouse, as custodian for their minor children, contributed an aggregate of 154,728 shares of Class A Stock to two limited liability companies of which Robert Sands is the general manager

•	Richard Sands and Robert Sands acquired an aggregate of 430,400 shares of Class A Stock and 422,400 shares of Class A Stock, respectively, upon the exercise of options granted by the Company

•

Richard Sands and Robert Sands made charitable gifts of 14,950 shares of Class A Stock and 15,618 shares of Class A Stock, respectively, of which an aggregate of 23,418 shares of Class A Stock were given to The Sands Family Foundation, Inc., a Virginia corporation (the “Sands Foundation”)

Page 16 of 23 Pages

•

Each of Richard Sands and Robert Sands made contributions of shares of the Company to various grantor retained annuity trusts, all of which have expired or been terminated and have re-conveyed such shares to Richard Sands or Robert Sands, respectively

With respect to the intervening transactions described above that were not gifts or dispositions, acquired shares would have been purchased with personal funds of the purchaser, on margin, with proceeds of borrowings, or a combination of the foregoing.

Item 4.	Purpose of the Transaction

The transactions described in Item 3 were effected primarily for estate planning purposes. The purchases of shares in connection with option exercises were for investment purposes.

Item 5.	Interest in Securities of the Issuer

The table below sets forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and Group Member. The percentages of ownership were calculated on the basis of 195,129,927 shares of Class A Stock and 23,743,494 shares of Class B Stock outstanding as of the close of business on January 31, 2009. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder. The Company has granted options to purchase Shares of Class 1 Common Stock of the Company, par value $0.01 per share (“Class 1 Stock”). Shares of Class 1 Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder. The description of the transactions set forth in Item 3 is incorporated into this Item 5 by reference.

Page 17 of 23 Pages

	Amount and Nature of Beneficial Ownership
Beneficial Owner	Sole Power to Vote		Shared Power to Vote		Sole Power to Dispose		Shared Power to Dispose		Total	Percent of Class (1)
Class A Stock:
Richard Sands	3,994,840	(2)	2,072,654	(2)	3,951,115	(2)	2,072,654	(2)	6,067,494	3.1%
Robert Sands	4,031,630	(3)	2,072,654	(3)	3,989,180	(3)	2,072,654	(3)	6,104,284	3.1%
CWCP-I	—		472,376	(4)	—		472,376	(4)	472,376	0.2%
The Marital Trust	—		1,920,188	(5)	—		1,920,188	(5)	1,920,188	1.0%
Abigail Bennett	3,550	(6)	—		3,550	(6)	—		3,550	0.0%
The Group	—		10,099,124	(7)	—		10,012,949	(7)	10,099,124	5.1%
CWCP-II	—		1,447,812	(8)	—		1,447,812	(8)	1,447,812	0.7%

Class B Stock:
Richard Sands	7,258,232	(2)	8,160,144	(2)	1,958,232	(2)	8,160,144	(2)	15,418,376	64.9%
Robert Sands	7,252,592	(3)	8,160,144	(3)	1,952,592	(3)	8,160,144	(3)	15,412,736	64.9%
CWCP-I	—		6,099,080	(4)	—		6,099,080	(4)	6,099,080	25.7%
The Marital Trust	—		6,662,712	(5)	—		6,662,712	(5)	6,662,712	28.1%
Abigail Bennett	—		—		10,600,000	(6)	—		10,600,000	44.6%
RES Business Holdings LP	—		5,300,000	(9)	—		5,300,000	(9)	5,300,000	22.3%
RES Business Management LLC	—		5,300,000	(10)	—		5,300,000	(10)	5,300,000	22.3%
RSS Business Holdings LP	—		5,300,000	(11)	—		5,300,000	(11)	5,300,000	22.3%
RSS Business Management LLC	—		5,300,000	(12)	—		5,300,000	(12)	5,300,000	22.3%
The Group	—		22,670,968	(7)	—		12,070,968	(7)	22,670,968	95.5%
CWCP-II	—		563,632	(8)	—		563,632	(8)	563,632	2.4%

(1)

The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on February 17, 2009 or become exercisable within 60 days thereafter (“presently exercisable”). The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of shares of Class 1 Stock that can be purchased by exercising stock options that are presently exercisable (the “Class 1 Option Shares”). The Class 1 Option Shares are not taken into account because, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of shares of Class 1 Stock must be sold immediately in connection with the conversion and, therefore, cannot be held by the beneficial owner of the Class 1 Shares. However, the numbers of shares and percentages of ownership taking into account the shares of Class A Stock that can be received upon the conversion of Class 1 Option Shares are provided in footnotes where appropriate. The number of shares and the percentage of ownership set forth in the Class A Stock table also do not take into account the shares of Class A Stock issuable pursuant to the conversion feature of the Class B Stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of

Page 18 of 23 Pages

presently exercisable options and, as appropriate, the number of Class 1 Option Shares and shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table. See Item 6 of this Amendment for a description of the various relationships between the Reporting Persons and Group Members.

(2)	The amounts reflected as shares over which Richard Sands has the sole power to vote and dispose (i) include 1,640,898 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands, (ii) as noted in footnote (1), exclude 142,497 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares, and (iii) include 1,350,000 shares of Class B Stock owned by the Richard Sands’ Heirs’ Trust. Mr. Sands disclaims beneficial ownership of the shares owned by the Richard Sands’ Heirs’ Trust. The amount reflected as shares over which Richard Sands has the sole power to vote also includes 5,300,000 shares of Class B Stock owned by RES Holdings. Mr. Sands disclaims beneficial ownership of such shares except to the extent of his ownership interest in RES Holdings (directly or through RES Management). The amount reflected as shares over which Richard Sands has the sole power to dispose excludes 43,725 shares of Class A Stock owned by Mr. Sands that are restricted shares that will not vest within 60 days after February 17, 2009. The amounts reflected as shares over which Mr. Sands shares the power to vote and dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R, 152,466 shares of Class A Stock owned by the Sands Foundation, 147,432 shares of Class B Stock owned by the Master Trust, and 1,350,000 shares of Class B Stock owned by the Laurie Sands’ Children’s Trust. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 29,120 shares of Class A Stock owned by Mr. Sands’ spouse, individually and as custodian for their children. Mr. Sands disclaims beneficial ownership with respect to all such shares. If the shares of Class A Stock that can be received upon the conversion of Mr. Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 6,205,928 shares of Class A Stock, representing 3.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 21,624,304 shares of Class A Stock, representing 10.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.
(3)

The amounts reflected as shares over which Robert Sands has the sole power to vote and dispose (i) include 1,412,348 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands, (ii) as noted in footnote (1), exclude 122,797 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares, (iii) include 1,350,000 shares of Class B Stock owned by the Robert Sands’ Children’s Trust, and (iv) include 154,728 shares of Class A Stock held by family limited liability companies of which Robert Sands is the general manager. Mr. Sands disclaims beneficial ownership of the shares owned by the Robert Sands’ Children’s Trust and such family limited liability companies. The amount reflected as shares over which Robert Sands has the sole power to vote also includes 5,300,000 shares of Class B Stock owned by RSS Holdings. Mr. Sands disclaims beneficial ownership of such shares except to the extent of his ownership interest in RSS Holdings (directly or through RSS Management). The amount reflected as shares over which Robert Sands has the sole power to dispose excludes 42,450 shares of Class A Stock owned by Mr. Sands that are restricted shares that will not vest within 60 days after February 17, 2009. The amounts reflected as shares over which Mr. Sands shares the power to vote and dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R, 152,466 shares of Class A Stock owned by the Sands Foundation, 147,432 shares of Class B Stock owned by the Master Trust, and 1,350,000 shares of Class B Stock owned by the Laurie Sands’ Children’s Trust. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 28,792 shares of Class A Stock owned by Mr. Sands’ spouse. Mr. Sands disclaims beneficial ownership with respect to all such shares. If the shares of Class A Stock that can be received upon the

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conversion of Mr. Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 6,223,018 shares of Class A Stock, representing 3.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 21,635,754 shares of Class A Stock, representing 10.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.

(4)	The amounts reflected include, as applicable, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the Marital Trust and the Group. Assuming the conversion of Class B Stock beneficially owned by CWCP-I into Class A Stock, CWCP-I would beneficially own 6,571,456 shares of Class A Stock, representing 3.3% of the outstanding Class A Stock after such conversion.
(5)	The amounts reflected include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II, and 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R. The Marital Trust disclaims beneficial ownership with respect to all of the foregoing shares except to the extent of its ownership interest in CWCP-I and CWCP-II. Assuming the conversion of Class B Stock beneficially owned by the Marital Trust into Class A Stock, the Marital Trust would beneficially own 8,582,900 shares of Class A Stock, representing 4.3% of the outstanding Class A Stock after such conversion.
(6)	The amounts reflected as shares of Class A Stock over which Abigail Bennett has the sole power to vote and dispose (i) include 3,550 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Ms. Bennett, and (ii) as noted in footnote (1), exclude 2,825 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares. The amount reflected as shares of Class B Stock over which Abigail Bennett has the sole power to dispose includes 5,300,000 shares of Class B Stock owned by RES Holdings and 5,300,000 shares of Class B Stock owned by RSS Holdings. Ms. Bennett disclaims beneficial ownership with respect to all such shares. If the shares of Class A Stock that can be received upon the conversion of Ms. Bennett’s Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by Ms. Bennett, Ms. Bennett would beneficially own a total of (i) 6,375 shares of Class A Stock, representing 0.0% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Ms. Bennett were not converted, and (ii) 10,606,125 shares of Class A Stock, representing 5.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Ms. Bennett were converted.
(7)	If the shares of Class A Stock that can be received upon the conversion of Richard Sands’ and Robert Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by the Group, the Group would beneficially own a total of (i) 10,356,292 shares of Class A Stock, representing 5.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the Group were not converted, and (ii) 33,027,260 shares of Class A Stock, representing 14.9% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the Group were converted.
(8)	The shares owned by CWCP-II are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the Marital Trust and the Group. Assuming the conversion of Class B Stock beneficially owned by CWCP-II into Class A Stock, CWCP-II would beneficially own 2,011,444 shares of Class A Stock, representing 1.0% of the outstanding Class A Stock after such conversion.
(9)	The shares owned by RES Holdings are included in the number of shares beneficially owned by Richard Sands, the Group, RES Management and Abigail Bennett. Assuming the conversion of Class B Stock beneficially owned by RES Holdings into Class A Stock, RES Holdings would beneficially own 5,300,000 shares of Class A Stock, representing 2.6% of the outstanding Class A Stock after such conversion.
(10)	The amount reflected represents 5,300,000 shares of Class B Stock owned by RES Holdings. Assuming the conversion of Class B Stock beneficially owned by RES Management into Class A Stock, RES Management would beneficially own 5,300,000 shares of Class A Stock, representing 2.6% of the outstanding Class A Stock after such conversion.

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(11)	The shares owned by RSS Holdings are included in the number of shares beneficially owned by Robert Sands, the Group, RSS Management and Abigail Bennett. Assuming the conversion of Class B Stock beneficially owned by RSS Holdings into Class A Stock, RSS Holdings would beneficially own 5,300,000 shares of Class A Stock, representing 2.6% of the outstanding Class A Stock after such conversion.
(12)	The amount reflected represents 5,300,000 shares of Class B Stock owned by RSS Holdings. Assuming the conversion of Class B Stock beneficially owned by RSS Management into Class A Stock, RSS Management would beneficially own 5,300,000 shares of Class A Stock, representing 2.6% of the outstanding Class A Stock after such conversion.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Richard Sands and Robert Sands are the managing partners of CWCP-I and trustees of the managing partner of CWCP-II. The Marital Trust is a partner of CWCP-I and CWCP-II and owns a majority in interest of the CWCP-I and CWCP-II partnership interests. Richard Sands and Robert Sands are the special voting trustees of the Marital Trust and, as such, exercise the rights of the Marital Trust with respect to CWCP-I and CWCP-II. The other partners of CWCP-I and CWCP-II are trusts for the benefit of Laurie Sands’ children. Richard Sands and Robert Sands are trustees and beneficiaries of the Master Trust. Richard Sands, Robert Sands, CWCP-I and the Master Trust are general partners of MLR&R. Richard Sands and Robert Sands are directors and officers of the Sands Foundation. Richard Sands and Robert Sands are brothers, and Abigail Bennett is the niece of Richard Sands and Robert Sands. The relationships among Richard Sands, Robert Sands, Abigail Bennett, RES Holdings, RES Management, RSS Holdings and RSS Management described in Item 3 are incorporated into this Item 6 by reference.

The basis for the Group consists of: (i) a Stockholders Agreement among Richard Sands, Robert Sands and CWCP-I, a copy of which has been previously filed, and (ii) the fact that the familial relationship between Richard Sands and Robert Sands, their actions in working together in the conduct of the business of the Company and their capacity as partners and trustees of the other members of the Group may be deemed to constitute an agreement to “act in concert” with respect to the Company’s shares. The members of the Group disclaim that an agreement to act in concert exists. Except with respect to the shares subject to the Stockholders Agreement, the shares owned by CWCP-I and CWCP-II and the shares held by the Laurie Sands’ Children’s Trust and the Master Trust, no member of the Group is required to consult with any other member of the Group with respect to the voting or disposition of any shares of the Company. In accordance with the terms of their governing documents, any action with respect to the shares owned by CWCP-I and CWCP-II and the shares held by the Laurie Sands’ Children’s Trust must be taken by both Richard Sands and Robert Sands and any action with respect to the shares owned by the Master Trust must be taken by all of Richard Sands, Robert Sands and Marilyn Sands.

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The following Reporting Persons have pledged the following shares of Class A Stock to JPMorgan Chase Bank, N.A. as collateral for loans (including advances made with respect to letters of credit) to Richard Sands:

Pledgor	Number of Shares of Class A Stock
Richard Sands	2,056,799
Robert Sands	2,197,700
CWCP-I	434,696
CWCP-II	1,447,812

Total Pledged Shares	6,137,007

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock or Class B Stock to Merrill Lynch Bank USA and one of its subsidiaries as collateral for loans made to persons or entities included in the Group, certain other entities related to the Sands family and a charitable organization:

	Number of Shares of:
Pledgor	Class A Stock	Class B Stock
Richard Sands	238,843	608,232
Robert Sands	201,654	567,952
CWCP-I	36,912	5,431,712
CWCP-II	768	667,368
The Master Trust	0	147,432

Total Pledged Shares	478,177	7,422,696

In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors. Certain of the shares of Class A Stock and Class B Stock may from time to time be held by the Reporting Persons or Group Members in margin accounts. If there were a margin call under such a margin account or the Reporting Person or Group Member defaulted under the terms of such a margin account, the broker with whom such margin account has been established may have the right to sell the shares of Class A Stock or Class B Stock held in such margin account.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99-1	Joint Filing Agreement among the Reporting Persons and Group Members dated February 17, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	/s/ Richard Sands
Richard Sands

Dated: February 17, 2009	/s/ Robert Sands
Robert Sands

Dated: February 17, 2009	CWC Partnership-I

	By:		/s/ Richard Sands
Richard Sands, Co-Managing Partner

	By:		/s/ Robert Sands
Robert Sands, Co-Managing Partner

Dated: February 17, 2009	Trust for the benefit of Andrew Stern, M.D. under Article “FIFTH (D)” of the Will of Laurie Sands

	By:		/s/ Richard Sands
Richard Sands, Special Voting Trustee

	By:		/s/ Robert Sands
Robert Sands, Special Voting Trustee

Dated: February 17, 2009	/s/ Abigail Bennett
Abigail Bennett

Dated: February 17, 2009	RES Business Holdings LP

	By:		RES Business Management LLC
	Its:		General Partner

		By:	/s/ Abigail Bennett
Abigail Bennett, Manager

Dated: February 17, 2009	RES Business Management LLC

	By:	/s/ Abigail Bennett
Abigail Bennett, Manager

Dated: February 17, 2009	RSS Business Holdings LP

	By:	RSS Business Management LLC
	Its:	General Partner

		By:	/s/ Abigail Bennett
Abigail Bennett, Manager

Dated: February 17, 2009	RSS Business Management LLC

	By:	/s/ Abigail Bennett
Abigail Bennett, Manager

Dated: February 17, 2009	CWC Partnership-II*

	By:	The 1995 Robert Sands Descendants Trust
	Its:	Managing Partner

		By:	/s/ Richard Sands
Richard Sands, Family Trustee

		By:	/s/ Robert Sands
Robert Sands, Family Trustee

*	Executed by this person solely in such person’s capacity as a member of the Group described in this Amendment.